Exhibit 99.1

China Ceramics Announces Results of 2014 Annual Shareholders Meeting

JINJIANG, China , Dec. 18, 2014 /PRNewswire/ -- China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) ("China Ceramics" or the "Company"), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced the results of its 2014 Annual Meeting of Shareholders (the "Annual Meeting") at the Company's principal executive offices on December 17, 2014 in Jinjiang , Fujian, China.

At the Annual Meeting, the Company's shareholders were asked to vote on a proposal to elect five directors to serve as members of the Board of Directors until the 2015 Annual Meeting of Shareholders or until their respective successors are duly appointed and qualified. The shareholders elected Huang Jia Dong , Jianwei Liu , Cheng Yan Davis, Shen Chiang Liang and Su Wei Feng as members of the Board of Directors of the Company.

The Company's shareholders also ratified the appointment of Crowe Horwath (HK) CPA Limited as the Company's independent auditors for the fiscal year ended December 31, 2014.

Last of all, the Company's shareholders approved a two-for-one combination of all of the Company's outstanding ordinary shares with a par value of $0.002 , increased from $0.001 . The Board of Directors will determine whether to effect the share combination in the coming weeks.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China . The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD", "Hengdeli" or "HDL", the "TOERTO" and "WULIQIAO" brands, and the "Pottery Capital of Tang Dynasty" brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849 To view the original version on PR Newswire, visit: http://www.prnewswire.com/news-releases/china-ceramics-announces-results-of-2014-annual-shareholders-meeting-300011716.html